EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated.

	Year Ended December 31,
	2007		2006		2005		2004	2003
Earnings:
Net Income (loss)	$63,175		$65,114		$30,352		$(915)	$(4,717)
Income taxes	1,714		—		—		—	—
Equity in (earnings) loss from unconsolidated affiliates	(2,850)		(1,297)		(927)		(419)	127

Pre-tax income (loss) from continuing operations	62,039		63,817		29,425		(1,334)	(4,590)
Fixed charges	30,753		34,011		20,658		23,352	13,114
Amortization of capitalized interest	85		38		4		4	4
Distributed income from unconsolidated affiliate	4,382		—		—		—	—
Capitalized interest	(932)		(693)		—		—	—
Preferred equity distributions	—		—		—		—	(810)

Earnings for ratio calculation	$96,327		$97,173		$50,087		$22,022	$7,718

Fixed charges:
Interest and other financing costs	$29,351		32,904		$20,461		$23,160	$12,108
Capitalized interest	932		693		—		—	—
Interest portion of operating leases	470		414		197		192	196
Preferred equity distributions	—		—		—		—	810

Total fixed charges	$30,753		$34,011		$20,658		$23,352	$13,114

Ratios of earnings to fixed charges	3.1	x	2.9	x	2.4	x	—	—

     For purposes of computing the ratios of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest and preference equity distributions. Fixed charges consist of interest expensed and capitalized, distributions on preference units and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges for the years ended December 31, 2004 and 2003 by $1.3 million and $5.4 million, respectively.